Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

06011367

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, March 1, 2006

SUPPL

File N° 82-4093

Dear Sirs,

Please find enclosed:

- **Holcim Annual Report 2005 - Holcim Ltd**

With kind regards,

B. Fuchs

Beate Fuchs

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
MAR - 3 2006
WASH, D.C. 199

Encl.: mentioned

dlw 3/7

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File No. 82-4093

Media release

Marked increase in profit, sound organic growth, key strategic acquisitions and solid prospects for 2006

- **Sales volumes up across all Group regions and segments**
- **Net sales rise 39.8 percent to CHF 18.468 billion**
- **Operating profit lifted 47.3 percent to CHF 3.316 billion**
- **Group net income (equity holders of Holcim Ltd) increases 74.8 percent to CHF 1.540 billion**
- **Cash flow from operating activities 29.9 percent higher at CHF 3.405 billion**
- **Proposal to raise dividend from CHF 1.25 gross to CHF 1.65 per registered share**

1 March 2006

2005 consolidated financial statements
Holcim exploited its strengths in a favorable economic climate and buttressed its market position through major acquisitions. The consolidated financial statements reflect this successful performance and confirm Holcim's leading position as a global construction materials group. Demand continued to grow in all five Group regions and Holcim again succeeded in lifting sales of cement, aggregates and ready-mix concrete. In view of the outstanding internal operating EBITDA growth of 10.5 percent and the improvement in Group net income, the Board of Directors will be proposing a dividend increase to the Annual General Meeting.

Sales trend and financial results
Cement deliveries increased to 110.6 million tonnes (2004: 102.1). Last year's acquisition of Aggregate Industries resulted in a sizable rise in sales of aggregates to 169.3 million tonnes (2004: 104.2) and of ready-mix concrete to 38.2 million cubic meters (2004: 29.3).

Net sales rose by 39.8 percent to CHF 18.468 billion (2004: 13.215). Consolidated operating profit increased by 47.3 percent to CHF 3.316 billion (2004: 2.251). Reflecting the changed product mix, the operating EBITDA margin decreased to 25.1 percent (2004: 27.2). Factoring out Aggregate Industries and the acquisitions in India, the internal operating EBITDA margin increased to 27.3 percent. Operationally, the main focus was once again on cost management. The Group succeeded in absorbing some of the massive increase in energy costs. Cash flow from operating activities also reached a significantly higher level at CHF 3.405 billion (2004: 2.622). Net income attributable to equity holders of Holcim Ltd increased by 74.8 percent to CHF 1.540 billion (2004: 0.881).

Regional influences

In Europe, virtually all Group companies turned in a better performance. The improvement in results was supported by the first-time consolidation of Aggregate Industries UK, higher delivery volumes, predominantly better selling prices and cost savings. The key performance drivers were the Group companies in Spain, France Benelux, the UK, Switzerland, Southeast Europe and Russia. Operating EBITDA increased by 33.5 percent to CHF 1.605 billion.

Holcim made significant progress in North America. Holcim US raised cement shipments again and recorded higher prices across the board. Combined with further modernization of the production base, this led to a substantial improvement in its operating result. Aggregate Industries US posted good results. On account of major maintenance work at two cement plants, the Canadian Group company fell marginally short of the previous year's result. Efficiency gains at all three Group companies were responsible for the strong 68.4 percent increase in operating EBITDA to CHF 0.928 billion.

A start was made on the construction of the Ste. Genevieve cement plant on the Mississippi. The facility will come on stream in 2009 with an annual capacity of 4 million tonnes of cement. Investment costs for this forward-looking plant and the related logistics infrastructure amount to USD 1 billion, USD 130 million of which are for harbor facilities and logistics.

The economy in Latin America remained on a growth track, gaining momentum in some areas in the second half of the year. With a few exceptions, Group companies sold more and reported higher operating results thanks to efficiency gains and the increased use of alternative fuels. The Group companies in Mexico, Costa Rica, Ecuador and Argentina performed particularly well. Operating EBITDA increased by 2.8 percent to CHF 1.126 billion despite heavy pressure on prices in Brazil and Colombia.

All companies in Africa and the Middle East increased sales volumes significantly. The financial results also saw a marked improvement. To be singled out for particular mention is the progress made in South Africa, Egypt, Lebanon and Morocco. Operating EBITDA increased by 27.1 percent to CHF 0.614 billion.

Given the decision to enter the Indian market, the focus in Group region Asia Pacific was on expansion. Demand for building materials continued to pick up. Prices recovered somewhat in the Philippines and Sri Lanka. At Holcim Indonesia, the restructuring of previous years started to bear fruit. Overall, this Group region continued to grow in significance for Holcim, and operating EBITDA increased by 22.6 percent to CHF 0.570 billion.

Investment activity
In 2005, Holcim's net investments came to CHF 6.339 billion (2004: 2.402 billion). The bulk of the increase is attributable to the acquisition of Aggregate Industries and the acquisitions in India. CHF 1.486 billion net (2004: 1.123) were invested in production and other fixed assets. The most important investment projects included the construction of a cement plant in Morocco and in the USA and a new kiln line in Romania. Investments in rationalization, environmental measures and occupational safety at work totaled CHF 1.011 billion (2004: 0.838).

Proposed dividend
The Board of Directors will be proposing to the Annual General Meeting on May 12, 2006 that the gross dividend be increased by CHF -.40 to CHF 1.65 (2005: 1.25) per registered share.

Outlook for 2006
In fiscal 2006, construction activity is expected to remain favorable in Holcim's main markets. The Board of Directors and Executive Committee anticipate that both established Group companies and the newly consolidated companies will report sound growth. Holcim expects to be able to absorb higher energy costs with price adjustments and efficient energy management. In 2006, internal operating EBITDA growth will be once again above the long-term average of 5 percent.

Election and re-election to the Board of Directors
The Board of Directors of Holcim Ltd is pleased that Lord Fowler, former Chairman of Aggregate Industries, and Adrian Loader, Director for Strategy and Business Development at Shell Group, have accepted an invitation to sit on the Group's governing body and proposes that the Annual General Meeting of May 12, 2006 elect them. The Group's articles of incorporation stipulate that the periods of office of the members of the Board of Directors have to be scheduled such that every year the term of office of approximately one third of the members expires. Accordingly, at the forthcoming Annual General Meeting Thomas Schmidheiny, Wolfgang Schürer and Dieter Spälti are to be proposed for re-election for a further three-year term of office.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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A preprint of the 2005 Annual Report is available at www.holcim.com

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Press conference:
Wednesday, March 1, at 9:30 a.m., Holcim, Hagenholzstrasse 85, CH-8050 Zurich

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Key Figures

Holcim Group		2005	2004 [1]	+/-%	+/-% local currency
Annual production capacity cement	million t	160.4	154.1	+4.1	
Sales of cement	million t	110.6	102.1	+8.3	
Sales of mineral components	million t	5.5	4.4	+25.0	
Sales of aggregates	million t	169.3	104.2	+62.5	
Sales of ready-mix concrete	million m^3	38.2	29.3	+30.4	
Net sales	million CHF	18,468	13,215	+39.8	+38.3
Operating EBITDA	million CHF	4,627	3,588	+29.0	+27.4
Operating EBITDA margin	%	25.1	27.2		
EBITDA	million CHF	4,757	3,619	+31.4	+30.0
Operating profit	million CHF	3,316	2,251	+47.3	+45.5
Operating profit margin	%	18.0	17.0		
Net income	million CHF	1,818	1,120	+62.3	+60.0
Net income margin	%	9.8	8.5		
Net income – equity holders of Holcim Ltd	million CHF	1,540	881	+74.8	+72.1
Cash flow from operating activities	million CHF	3,405	2,622	+29.9	+28.5
Cash flow margin	%	18.4	19.8		
Net financial debt	million CHF	12,693	6,846	+85.4	+71.0
Funds from operations [2]/ net financial debt	%	24.9	37.5		
Total shareholders' equity	million CHF	14,250	10,661	+33.7	+21.9
Gearing [3]	%	89.1	64.2		
Personnel	31.12.	59,901	46,909	+27.7	
Earnings per dividend-bearing share [4]	CHF	6.73	4.17	+61.4	+59.0
Fully diluted earnings per share [4]	CHF	6.64	4.14	+60.4	+58.0
Cash earnings per dividend-bearing share [4] [5]	CHF	7.02	5.79	+21.2	+19.3
Gross dividend	million CHF	378 [6]	286	+32.2	
Gross dividend per share	CHF	1.65 [6]	1.25	+32.0	

Principal key figures in USD (illustrative) [7]					
Net sales	million USD	14,774	10,657	+38.6	
Operating EBITDA	million USD	3,702	2,894	+27.9	
Operating profit	million USD	2,653	1,815	+46.2	
Net income – equity holders of Holcim Ltd	million USD	1,232	710	+73.5	
Cash flow from operating activities	million USD	2,724	2,115	+28.8	
Net financial debt	million USD	9,616	6,005	+60.1	
Total shareholders' equity	million USD	10,795	9,352	+15.4	
Earnings per dividend-bearing share [4]	USD	5.38	3.36	+60.1	

Principal key figures in EUR (illustrative) [7]					
Net sales	million EUR	11,915	8,581	+38.9	
Operating EBITDA	million EUR	2,985	2,330	+28.1	
Operating profit	million EUR	2,139	1,462	+46.3	
Net income – equity holders of Holcim Ltd	million EUR	994	572	+73.8	
Cash flow from operating activities	million EUR	2,197	1,703	+29.0	
Net financial debt	million EUR	8,137	4,417	+84.2	
Total shareholders' equity	million EUR	9,135	6,878	+32.8	
Earnings per dividend-bearing share [4]	EUR	4.34	2.71	+60.1	

1 Restated in line with new and revised IFRS, effective January 1, 2005.
2 Net income plus depreciation and amortization.
3 Net financial debt divided by total shareholders' equity.
4 EPS calculation based on net income attributable to equity holders of Holcim Ltd.
5 Excludes the amortization of goodwill and other intangible assets.
6 Proposed by the Board of Directors.
7 Income statement figures translated at average rate; balance sheet figures at year-end rate.